UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 2

To

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

INTELLECT NEUROSCIENCES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

691829402

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 691829402

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER
NUMBER OF
SHARES		790,995(1)
	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0(2)(3)
	7	SOLE DISPOSITIVE POWER
EACH
REPORTING		790,995(1)
	8	SHARED DISPOSITIVE POWER
PERSON WITH
0(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

790,995(1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.99% (Based on 7,126,873 shares of common stock outstanding as of December 31, 2016)
12	TYPE OF REPORTING PERSON*

IN

(1)	Represents 790,995 shares of common stock underlying Series C Preferred Stock. Excludes (i) 643,428 shares of common stock underlying Series C Preferred Stock, (ii) 264,844 shares of common stock underlying Series E Preferred Stock, (iii) 1,220,156 shares of common stock underlying Series F Preferred Stock, (iv) 8,415,000 shares of common stock underlying Series G Preferred Stock, (v) 2,630,000 shares of common stock underlying warrants and (vi) 16,447 shares of common stock underlying convertible notes. The Series E Preferred Stock contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates. The Series C Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, the warrants and the convertible notes each contain an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(2)	Excludes (i) 139,711 shares of common stock underlying Series F Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), (ii) 1,600,000 shares of common stock underlying warrants held by Roth 401K, (iii) 2,244,000 shares of common stock underlying Series G Preferred Stock held by Marlin Capital Investments, LLC (“Marlin”) and (iv) 4,000,000 shares of common stock underlying warrants held by Marlin. Each of the foregoing series of preferred stock and warrants contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(3)	Barry Honig is the trustee of Roth 401K and managing member of Marlin and in such capacities has voting and dispositive power over the securities held by such entities.

CUSIP No. 691829402

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	5	SOLE VOTING POWER
NUMBER OF
SHARES		0
	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0(1)(2)
	7	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
	8	SHARED DISPOSITIVE POWER
PERSON WITH
0(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0% (Based on 7,126,873 shares of common stock outstanding as of December 31, 2016)
12	TYPE OF REPORTING PERSON*

OO

(1)	Excludes (i) 139,711 shares of common stock underlying Series F Preferred Stock and (ii) 1,600,000 shares of common stock underlying warrants. Each of the foregoing contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(2)	Barry Honig is the trustee of Roth 401K and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. 691829402

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	5	SOLE VOTING POWER
NUMBER OF
SHARES		0
	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0(1)(2)
	7	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
	8	SHARED DISPOSITIVE POWER
PERSON WITH
0(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0% (Based on 7,126,873 shares of common stock outstanding as of December 31, 2016)
12	TYPE OF REPORTING PERSON*

OO

(1)	Excludes (i) 2,244,000 shares of common stock underlying Series G Preferred Stock and (ii) 4,000,000 shares of common stock underlying warrants. Each of the foregoing contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(2)	Barry Honig is the managing member of Marlin and in such capacity has voting and dispositive power over the securities held by such entity.

Item 1(a).	Name of Issuer:

Intellect Neurosciences, Inc., a Delaware corporation (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

550 Sylvan Avenue, Suite 101
Englewood Cliffs, New Jersey 07632

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Barry Honig, Roth 401K and Marlin (collectively, the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).	Citizenship.

Barry Honig is a citizen of the United States. Roth 401K and Marlin are organized in the State of Florida.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).	CUSIP Number.

691829402

Item 3.	Type of Person

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 790,995(1)(2)(3)

(b) Percent of class: 9.99% (Based on 7,126,873 shares of common stock outstanding as of December 31, 2016)

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 790,995(1)

(ii)	Shared power to vote or to direct the vote: 0(2)(3)

(iii)	Sole power to dispose or to direct the disposition of: 790,995(1)

(iv)	Shared power to dispose or to direct the disposition of: 0(2)(3)

(1)	Represents 790,995 shares of common stock underlying Series C Preferred Stock. Excludes (i) 643,428 shares of common stock underlying Series C Preferred Stock, (ii) 264,844 shares of common stock underlying Series E Preferred Stock, (iii) 1,220,156 shares of common stock underlying Series F Preferred Stock, (iv) 8,415,000 shares of common stock underlying Series G Preferred Stock, (v) 2,630,000 shares of common stock underlying warrants and (vi) 16,447 shares of common stock underlying convertible notes. The Series E Preferred Stock contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates. The Series C Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, the warrants and the convertible notes each contain an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(2)	Excludes (i) 139,711 shares of common stock underlying Series F Preferred Stock held by Roth 401K, (ii) 1,600,000 shares of common stock underlying warrants held by Roth 401K, (iii) 2,244,000 shares of common stock underlying Series G Preferred Stock held by Marlin and (iv) 4,000,000 shares of common stock underlying warrants held by Marlin. Each of the foregoing series of preferred stock and warrants contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(3)	Barry Honig is the trustee of Roth 401K and managing member of Marlin and in such capacities has voting and dispositive power over the securities held by such entities.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. Roth 401K FBO Barry Honig

Date: February 14, 2017	By:	/s/ Barry Honig
Barry Honig, Trustee

Marlin Capital Investments, LLC

Date: February 14, 2017	By:	/s/ Barry Honig
Barry Honig, Managing Member